Exhibit 99.95

CONSENT

The undersigned hereby consents to:

(i)	the use of my name and the scientific and technical information with respect to the TLC Property, derived from Sections 1 and 7, portions of Section 13, Section 14 and 15, and portions of Sections 25 through 27 of the technical report titled “Technical Report TLC Property, Nye County, Nevada, USA” with an effective date of April 15, 2020 (the “Technical Report”); and
(ii)	the use of the scientific and technical information with respect to the TLC Property, derived from Sections 1, Sections 2 through 6, portions of Section 7, Sections 8 through 12, portions of Section 13, Sections 16 through 24, and portions of Sections 25 through 27 of the Technical Report;

each of which is included in this registration statement on Form 40-F being filed by American Lithium Corp. with the United States Securities and Exchange Commission.

/s/Derek Loveday
Derek Loveday, P.Geo.
Date: December 21, 2022